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United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, V6W 1L2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

On May 16, 2001, Sparkling Spring Water Group Limited issued a press release announcing record first quarter revenue and EBITDA.

On May 15, 2001 Sparkling Spring Water Holdings Limited announced acquisitions and placement of US$15 million in common equity.

Exhibit I	—	Sparkling Spring Water Group Limited press release dated May 16, 2001 announcing record first quarter revenue and EBITDA.
Exhibit II	—	Sparkling Spring Water Holdings Limited press release dated May 15, 2001 announcing acquisitions and placement of US$15 million in common equity.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparkling Spring Water Group Limited
By:	/s/ DAVID M. ARNOLD
Name:	David M. Arnold
Title:	Vice President Finance, Treasurer

Date:  May 16, 2001

Exhibit I
PRESS RELEASE (For Immediate Release)	May 16, 2001

SPARKLING SPRING WATER GROUP
ANNOUNCES RECORD
FIRST QUARTER REVENUE AND EBITDA
(All currency amounts in US$)

VANCOUVER, B.C.—Sparkling Spring Water Group Limited announced record first quarter revenues of $17.1 million, up 9.5% from the first quarter of 2000. EBITDA for the quarter was $4.5 million, up 12.8% from the 2000 period. The EBITDA in 2001 excludes a restructuring charge of $0.1 million. The Company recorded a net loss of approximately $1.7 million in the first quarter of 2001, a $0.4 million improvement from a net loss of $2.1 million in the 2000 first quarter.

The Company's improved operating results in the quarter were driven by a 13.1% increase in its home and office water revenue over the 2000 first quarter. The EBITDA margin in the first quarter 2001 increased to 26.1% from 25.3% in the 2000 first quarter as the Company's gross margin improved due to an increased percentage of revenue from higher margin home and office water sales. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 0.4% to 56.8% from 57.2% in the first quarter of 2000 as Sparkling Spring Water Holdings Limited, parent company of Sparkling Spring Water Group Limited, absorbed $0.3 million of administrative expenses in 2001 versus none in the 2000 first quarter. Significant declines in both the Pound Sterling and Canadian Dollar reduced reported first quarter 2001 revenues by $1.0 million and EBITDA by $0.3 million.

"I am pleased with the first quarter results. They reflect continued growth and improvement in our core home and office business," said Stewart E. Allen, President.

Interest expense for the quarter decreased by $0.1 million. This decline was the result of lower average interest rates on higher debt levels versus the year ago quarter. Total interest bearing debt, net of cash, decreased $1.8 million in the first quarter versus the balance at December 31, 2000. Capital expenditures for the quarter were $3.0 million, up from $1.8 million in the 2000 first quarter due in part to approximately $0.7 million of plant improvements at the Company's Alberta and Scotland operations.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Rocky Mountain Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cascade Clear", "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
c/o C.F. Capital Corporation
P. O. Box 1415
Edwards, CO. 81632
Tel: 970-926-4826  Fax: 970-926-4827

Exhibit II
PRESS RELEASE (For Immediate Release)	May 15, 2001

SPARKLING SPRING WATER HOLDINGS LIMITED
ANNOUNCES ACQUISITIONS
PLACEMENT OF US$ 15 MILLION IN COMMON EQUITY

VANCOUVER, B.C.—Sparkling Spring Water Holdings Limited ("Holdings"), parent of Sparkling Spring Water Group Limited ("Group" or the "Company"), announced that it acquired for cash and notes from Holdings all of the outstanding stock of Pure Water Corporation and Polaris Water Company, Inc. and related companies from a subsidiary of DQE, Inc. (NYSE:DQE). Pure Water is the home and office bottled water market share leader in the Seattle and Spokane Washington markets. Polaris home and office division holds a strong number two position in the Vancouver and Vancouver Island markets behind Canadian Springs, a division of the Company. Polaris also markets the Polaris and Whistler Water brands in small packages on a worldwide basis. These acquisitions were completed through newly created subsidiaries of Holdings.

"We are delighted to add the Pure Water and Polaris businesses to the Sparkling Spring family of Companies," said Dillon Schickli, Chief Financial Officer of Holdings. Mr. Schickli added, "Acquisition of these Companies increases Holdings customer location base by over 20% to approximately 230,000 and further solidifies our strong leadership position in the Pacific Northwest and Western Canada".

Holdings also announced that it has completed the additional placement of US$ 15 million of common equity with Egeria B.V. of Amsterdam, Netherlands. These funds were used to partially fund the purchase price of the acquisitions.

"We are pleased with the confidence shown in our business by this significant additional investment" said G. John Krediet, Chairman of Holdings. Mr. Krediet added, "This investment increases our ability to expand rapidly through further acquisitions and as well as organic growth".

Jan Niessen, Managing Director of Egeria, stated "We were pleased with our initial investment in Holdings, and, with this add-on investment, we look forward to continuing to help build Sparkling Spring into one of the largest independent home and office water companies in the world."

Egeria B.V., headquartered in Amsterdam, Netherlands, is a European based privately held investment fund with over US$450 million under management.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs", "Polaris", "Whistler Water" and "Rocky Mountain Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Crystal Springs", "Cascade Clear", and "Pure Water" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
c/o C.F. Capital Corporation
Tel: 970-926-4826  Fax: 970-926-4827

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SIGNATURE
SPARKLING SPRING WATER GROUP ANNOUNCES RECORD FIRST QUARTER REVENUE AND EBITDA (All currency amounts in US$)
SPARKLING SPRING WATER HOLDINGS LIMITED ANNOUNCES ACQUISITIONS PLACEMENT OF US$ 15 MILLION IN COMMON EQUITY